UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 27, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 27, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

EXHIBIT 99.1

For Immediate Release 16-36-TR	Date:	October 27, 2016
TECK REPORTS UNAUDITED THIRD QUARTER RESULTS FOR 2016

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) reported profit attributable to shareholders of $234 million ($0.41 per share) and adjusted profit of $152 million ($0.26 per share) compared with $29 million ($0.05 per share) a year ago.

“Our operations have performed very well throughout the year, setting a number of quarterly and year-to-date production records while continuing to reduce costs,” said Don Lindsay, President and CEO. “As a result of the recent increase in steelmaking coal prices, we are generating a significant amount of additional cash which we have used to reduce our debt by repurchasing $1.0 billion of our outstanding notes.”

Highlights and Significant Items

—	Adjusted EBITDA was $830 million in the third quarter, more than double the $389 million recorded a year ago.

—	Gross profit before depreciation and amortization was $817 million in the third quarter compared with $670 million in the third quarter of 2015.

—	Cash flow from operations was $854 million in the third quarter of 2016 compared with $560 million a year ago.

—	In September and early October, we repurchased US$759 million (CAD$1.0 billion) face value debt in market transactions, recording a gain of approximately CAD$75 million. At October 26, our outstanding notes totaled US$6.1 billion, down from US$7.2 billion at September 30, 2015.

—	Our liquidity remains strong at CAD$4.7 billion inclusive of approximately CAD$690 million in cash at October 26, 2016 and US$3.0 billion of undrawn, committed credit facilities. We now expect that we will exceed our original target and end the year with a cash balance of approximately CAD$1.0 billion after having retired CAD$1.0 billion of debt, which was not contemplated in our original guidance.

—	We set a number of quarterly and year-to-date sales and production records while reducing total costs in each of our business units.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Reference:	Greg Waller, VP Investor Relations & Strategic Analysis	604.699.4014

	Marcia Smith, SVP Sustainability and External Affairs	604.699.4616

Additional corporate information is available at www.teck.com

—	We expect total steelmaking coal sales, including spot sales, to be at or above 6.5 million tonnes in the fourth quarter of 2016. Our average realized fourth quarter price for steelmaking coal is expected to be in our typical range, in percentage terms, relative to the US$200 per tonne benchmark price which has been reported for the highest quality steelmaking coal.

—	Construction of the Fort Hills oil sands project has surpassed 70% completion. Project execution is now effectively site-based, as the module program has been completed and substantially all the remaining construction components are now on-site.

—	The Red Dog concentrate shipping season is expected to be completed in the first week of November after a two week extension due to favourable ice conditions. We expect to ship approximately 1,075,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate.

—	For the seventh straight year, we have been named to the Dow Jones Sustainability World Index (DJSI), indicating that our sustainability practices are in the top 10% of the 2,500 largest companies in the S&P Global Broad Market Index.

2     Teck Resources Limited 2016 Third Quarter News Release

This management’s discussion and analysis is dated as at October 26, 2016 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (“Teck”) and the notes thereto for the three and nine months ended September 30, 2016 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2015. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31, 2015, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Overview

Prices for most of our principal products continued to improve in the third quarter and were higher than a year ago and during the second quarter of this year. Our steelmaking coal price realized in the third quarter (US$92 per tonne) reflects the quarterly benchmark price that was settled in late June as well as spot price sales in the third quarter. Since then, steelmaking coal prices on the spot market have risen sharply, exceeding US$200 per tonne from mid-September. The recent spike in steelmaking coal prices is due to a number of supply side factors including: production curtailments at seaborne supplier mines since the start of 2014 due to the low price environment, supply side reform in the Chinese domestic coal sector where mine operating days were reduced to 276 from 330 days and supply disruptions in Australia and China. The ability of suppliers to increase production to respond to demand is being hampered by the prolonged period of low pricing which resulted in cancelled or delayed projects and the shutdown or bankruptcy of a number of mines. We are encouraged by the improved commodity price environment, but remain cautious about how long the supply/demand imbalance will last.

We expect improved prices to provide additional profits and cash resources and have taken this opportunity to strengthen our balance sheet by repurchasing $1.0 billion of our debt in September and early October. On completion of this transaction, our debt to debt-plus-equity ratio has been reduced to 33% from 35%. We are focused on returning to an investment grade rating and may take the opportunity to purchase further debt from time to time.

Our operations continued to perform well with 11 of our 13 operations increasing production while decreasing unit costs compared with a year ago. In the third quarter, our steelmaking coal operations achieved record production of 7.0 million tonnes and Trail achieved record production of 83,700 tonnes of refined zinc. This reflects our continued drive for productivity efficiencies across our entire business and our highly focused cost reduction efforts.

Construction of the Fort Hills oil sands project continues to progress well with engineering and module fabrication essentially complete and overall construction progress surpassing 70% completion. The project is currently in its peak construction period with site activity above levels seen before the Fort McMurray wild fire. First oil is expected to be near the end of 2017, with 90% of the project’s gross planned production capacity of 180,000 barrels per day expected within 12 months of first oil.

3     Teck Resources Limited 2016 Third Quarter News Release

Profit and Adjusted Profit(1)

Profit attributable to shareholders was $234 million, or $0.41 per share, in the third quarter compared with a loss of $2.1 billion or $3.73 per share in the same period last year. In the third quarter of 2015, we recorded asset and goodwill impairment charges on a number of our assets that totaled $2.2 billion on an after-tax basis ($2.9 billion on a pre-tax basis).

Adjusted profit attributable to shareholders, after adjusting for the items identified in the table below, was $152 million, or $0.26 per share, in the third quarter compared with $29 million or $0.05 per share in the same period last year. The most significant of these adjustments relates to a gain on the repurchase of our debt at below face value and the positive revaluation of our call options on our most recently issued debt. The revaluation of the call options was a result of the decline of both interest rates and our own credit spread since the debt was issued. The value of the options represents the value of interest savings we would realize if we called the options on September 30, 2016 and reissued debt at current rates.

Profit and Adjusted Profit
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Profit (loss) attributable to Shareholders:	$234	$(2,146)	$343	$(2,015)
Add (deduct):
Asset sales	(5)	7	(63)	(16)
Foreign exchange (gains) losses	19	43	(61)	61
Debt repurchase gains	(43)	-	(20)	-
Debt prepayment options gain	(72)	-	(72)	-
Asset impairments	19	2,155	19	2,155
Tax items and other items	-	(30)	27	(13)
Adjusted profit (1)	$152	$29	$173	$172
Adjusted earnings per share	$0.26	$0.05	$0.30	$0.30

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

In addition to the items described above, our results include various gains and losses due to changes in market prices and rates in respect of pricing adjustments, commodity derivatives, share based compensation and changes in the discounted value of decommissioning and restoration costs of closed mines. Taken together, these items resulted in a $41 million after-tax charge ($52 million before tax) in the third quarter, or $0.07 per share. We do not adjust our reported profit for these items as they occur on a regular basis.

4     Teck Resources Limited 2016 Third Quarter News Release

FINANCIAL OVERVIEW	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except per share data)	2016	2015	2016	2015

Revenues and profit
Revenues	$2,305	$2,101	$5,743	$6,124
Gross profit before depreciation and amortization (1)	$817	$670	$1,817	$2,031
Gross profit	$452	$339	$819	$998
EBITDA (1)	$804	$(2,506)	$1,789	$(1,364)
Profit (loss) attributable to shareholders	$234	$(2,146)	$343	$(2,015)

Cash flow
Cash flow from operations	$854	$560	$1,566	$1,269
Property, plant and equipment expenditures	$376	$349	$999	$1,049
Capitalized stripping costs	$88	$146	$369	$487
Investments	$48	$15	$95	$69

Balance Sheet
Cash balances			$1,113	$1,487
Total assets			$34,452	$34,654
Debt, including current portion			$8,704	$9,684

Per share amounts
Profit (loss) attributable to shareholders	$0.41	$(3.73)	$0.60	$(3.50)
Dividends declared	$0.00	$0.00	$0.05	$0.15

PRODUCTION, SALES AND PRICES

Production (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions of tonnes)	7.0	5.5	20.3	18.9
Copper (2)	79	88	252	262
Zinc in concentrate (3)	169	155	510	500
Zinc - refined	83	78	231	228

Sales (000’s tonnes, except steelmaking coal)
Steelmaking coal (millions of tonnes)	7.3	6.2	20.1	19.5
Copper (2)	77	84	250	252
Zinc in concentrate (3)	213	211	437	468
Zinc - refined	78	78	228	229

Average prices and exchange rates
Steelmaking coal (realized US$/tonne)	$92	$88	$83	$97
Steelmaking coal (realized CAD$/tonne)	$120	$116	$110	$120
Copper (LME cash - US$/pound)	$2.16	$2.39	$2.14	$2.58
Zinc (LME cash - US$/pound)	$1.02	$0.84	$0.89	$0.92
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.31	$1.32	$1.26

Gross profit margins before depreciation (1)
Steelmaking coal	35%	28%	30%	30%
Copper	37%	35%	38%	40%
Zinc	35%	34%	29%	30%
Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)
We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Carmen de Andacollo mines in our production and sales volumes, even though we own 97.5% (100% as of July 5, 2016), 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements. We include 22.5% of production and sales from Antamina, representing our proportionate equity interest in Antamina.

3)	Includes 6,000 tonnes of pre-commercial production and sales volumes for Pend Oreille in the first quarter of 2015.

5     Teck Resources Limited 2016 Third Quarter News Release

BUSINESS UNIT RESULTS

Our revenues, gross profit before depreciation and amortization, and gross profit by business unit are summarized in the table below.

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Revenues
Steelmaking coal	$868	$719	$2,211	$2,348
Copper	471	576	1,467	1,803
Zinc	966	805	2,064	1,970
Energy	-	1	1	3
Total	$2,305	$2,101	$5,743	$6,124

Gross profit, before depreciation and amortization (1)
Steelmaking coal	$307	$199	$664	$709
Copper	176	201	562	728
Zinc	334	270	590	592
Energy	-	-	1	2
Total	$817	$670	$1,817	$2,031

Gross profit (loss)
Steelmaking coal	$142	$27	$201	$171
Copper	17	82	138	350
Zinc	293	231	482	479
Energy	-	(1)	(2)	(2)
Total	$452	$339	$819	$998

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

6     Teck Resources Limited 2016 Third Quarter News Release

STEELMAKING COAL BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Steelmaking coal price (realized US$/tonne)	$92	$88	$83	$97
Steelmaking coal price (realized CAD$/tonne)	$120	$116	$110	$120
Production (million tonnes)	7.0	5.5	20.3	18.9
Sales (million tonnes)	7.3	6.2	20.1	19.5
Gross profit before depreciation and amortization	$307	$199	$664	$709
Gross profit	$142	$27	$201	$171
Property, plant and equipment expenditures	$25	$21	$44	$69

Performance

Gross profit from our steelmaking coal business unit before depreciation and amortization increased by $108 million in the third quarter compared with a year ago (see table below). Higher realized steelmaking coal prices and sales volumes in combination with lower unit costs and diesel prices all contributed to improved performance.

Third quarter production of 7.0 million tonnes of steelmaking coal is a quarterly record for the business unit. Year-to-date production of 20.3 million tonnes also represents an all-time record for the first nine months of a calendar year, beating the previous nine month record by more than 400,000 tonnes. Third quarter production was also 27% higher than the same period a year ago, however, production last year was affected by our decision to shut down each operation for three weeks due to weak market conditions at the time.

Sales volumes of 7.3 million tonnes were 18% higher than the same period a year ago and represent the second highest quarterly sales in our history. This strong performance resulted from a combination of tightness in supply, robust demand in all market areas and excellent performance in the logistics chain.

The table below summarizes the gross profit changes, before depreciation and amortization, in our steelmaking coal business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in third quarter of 2015	$199
Increase (decrease):
Steelmaking coal price realized	29
Sales volume	36
Operating costs	26
Inventory write-down (1)	17

Net increase	108
As reported in current quarter	$307

Note:
1)	A write-down of inventory values in the third quarter of 2015 reduced profitability in the comparative period.

7     Teck Resources Limited 2016 Third Quarter News Release

Property, plant and equipment expenditures totaled $25 million in the third quarter. Capitalized stripping costs were $43 million in the third quarter compared with $84 million a year ago. We are continuing to strip at all operations based on their respective mine plans, however, as a result of the sequencing at Fording River and Elkview this quarter, we mined in lower strip ratio areas at both sites and therefore capitalized a lower amount of costs. The effect of concurrent lower strip ratio sequences at our two largest mines, in combination with lower mining costs compared with a year ago at all sites, resulted in the reduction.

Markets

Our realized price of US$92 per tonne was very close to the benchmark price of US$92.50 per tonne for the quarter as the increase in spot price assessments was reflected in our spot priced sales.

Sales are generally recognized upon shipment and there is typically a four to six week lag between the time that a sales agreement is reached and when the shipment actually occurs. Therefore, quarterly sales and pricing reflect a mix of quarterly contract sales, current quarter spot sales, and previous quarter spot sales, across our steelmaking coal product mix. With the increase in price in the third quarter substantially commencing in mid-August and spot prices exceeding US$200 in mid-September, third quarter realized pricing was not significantly different from the quarterly contract price. The higher spot and contract prices will be reflected gradually in fourth quarter pricing.

Steelmaking coal prices for the fourth quarter of 2016 have been agreed with the majority of our quarterly priced customers based on US$200 per tonne for the highest quality products. This is consistent with prices reportedly achieved by our competitors. This price has increased by US$107.50 per tonne from the reported third quarter settlement of US$92.50 per tonne and spot price assessments currently exceed the benchmark level by more than 20%. Additional sales priced on a spot basis will reflect market conditions at the time sales are concluded.

Tightness in supply has driven prices up rapidly. This situation is the result of numerous factors including:

—	the implementation of production curtailments since 2014, which have depleted global production capacity and inventories,
—	a reduction in Chinese domestic production resulting from the implementation of their 276 day operating policy for steelmaking coal mines in combination with a number of weather related production impacts,
—	production disruptions at key Australian mines resulting in force majeure declarations, and
—	increased seaborne demand from China and the rest of the world.

While we cannot predict how long supply tightness will last, additional supply, beyond what we expect to materialize when Australian mines work through their disruptions, will take some time to come online. Mines will need to find people, equipment and capital before production enters the market.

Our operations are well positioned to respond to this market opportunity. We continue to drive productivity and cost discipline across our business and we are well prepared for various market scenarios in the future.
8     Teck Resources Limited 2016 Third Quarter News Release

Operations

Our Elkview and Line Creek Operations each set new all-time quarterly and year-to-date records.

Unit cash production costs at the mines were 10% lower this quarter than in the third quarter of 2015 as a result of significantly increased production rates, the impacts of initiatives undertaken to improve productivity and lower energy prices.

Our continuous improvement initiatives continue to deliver significant results and our 2016 focus on capturing cost efficiencies in maintenance and supply have been particularly successful. In addition to these areas, we remain focused on making further improvements in equipment and labour productivity while, where possible, reducing the quantity of contractor support and consumables used. However, a number of factors have partially offset the impact of these efforts, including the effect of the stronger U.S. dollar on some inputs.

In the third quarter of 2016, we continued to experience the positive effects of lower diesel prices compared with a year ago, although they have increased relative to the first half of 2016. Combined with reduced usage from a number of our cost reduction initiatives and slightly shorter haul distances, diesel costs per tonne produced have decreased by 11% compared to the third quarter of 2015.

Our West Line Creek active water treatment facility is operating consistent with design parameters and in compliance with permit limits. We are currently investigating an issue regarding selenium compounds in effluent. Work is ongoing to assess the potential implications of this issue, and if associated environmental impacts are identified, modifications to operating parameters or facilities may be required. The cost of modifications may be material, and permitting of future mine expansions and construction of additional water treatment facilities may be delayed while we determine the significance of the issue and how to address it.

Cost of Sales

Site cost of sales in the third quarter of 2016, before transportation and depreciation, was $43 per tonne, $2 per tonne or 5% lower than a year ago.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in CAD$ per tonne)	2016	2015	2016	2015

Site cost of sales	$43	$45	$43	$46
Transportation costs	34	36	34	36
Inventory write-down	-	3	-	2
Unit costs (1) (2)	$77	$84	$77	$84

9     Teck Resources Limited 2016 Third Quarter News Release

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per tonne)	2016	2015	2016	2015

Site cost of sales	$33	$34	$32	$37
Transportation costs	26	28	26	29
Inventory write-down	-	2	-	1
Unit costs (1) (2)	$59	$64	$58	$67

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	Does not include capitalized stripping or capital expenditures.

Our total cost of sales for the quarter also included an $11 per tonne charge for the amortization of capitalized stripping costs and $12 per tonne for other depreciation. In U.S. dollar terms, unit costs have been reduced to $33 per tonne, $1 per tonne lower than a year ago due to reductions in site cost of sales as shown in the Canadian dollar unit cost table and the change in exchange rates.

Steelmaking Coal Projects

During the third quarter, our Elkview Operation was granted an environmental assessment certificate for the Baldy Ridge Extension project.

The original capital estimate for this project as submitted in the environmental assessment application was $600 million over five years. Since the submission late last year, additional optimization work has resulted in a significantly less capital intensive plan and the spending over the next five years is currently estimated to be approximately $60 million versus the original capital estimate included in the submission filed late last year.

The reduction in the estimated five year capital requirement for the Baldy Ridge Extension project relates primarily to resequencing the mine plan to defer the movement of critical site infrastructure including the maintenance shop, warehouse and offices to a point later in the mine life. Additionally, while new raw steelmaking coal conveyance infrastructure was contemplated in the original submission, detailed engineering work completed post submission has determined that the existing infrastructure will be adequate after a relatively low cost refurbishment program is completed. The capital to execute this project will be included within our 2017 and subsequent years’ capital guidance, which will be issued along with our fourth quarter release.

First steelmaking coal production from the mining areas at Elkview, which are included within the environmental assessment certificate area, is planned for early 2018.

Also during the third quarter, Neptune Bulk Terminals received the final permit required for execution of the project to expand steelmaking coal throughput capacity. Work is now underway to update engineering, which was previously put on hold in 2013, to determine potential throughput capacity and inform a development decision. If sanctioned, the project is currently scheduled to be completed by early 2020.

10     Teck Resources Limited 2016 Third Quarter News Release

Outlook

We are expecting sales volumes in the fourth quarter of 2016 to exceed 6.5 million tonnes. Vessel nominations for quarterly contract shipments are determined by customers and final sales and average prices for the quarter will depend on product mix, market direction for spot priced sales, timely arrival of vessels, as well as the performance of the rail transportation network and port-loading facilities.

As a result of record third quarter and year-to-date production performance from the business unit, we now expect our production for the year to be between 27 and 27.5 million tonnes.

With margins at current levels, we expect unit costs to increase in the fourth quarter as we focus on maximizing production and profitability, which will include increasing our use of contractors and higher cost equipment. We may also incur some one-time costs if we settle collective bargaining agreements. If these collective agreements are settled in the fourth quarter as a result of one-time costs, we would expect our annual cost of sales to be at the top end of the guidance range of $42 to $46 per tonne.

11     Teck Resources Limited 2016 Third Quarter News Release

COPPER BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Copper price (realized – US$/pound)	$2.17	$2.42	$2.14	$2.61
Production (000’s tonnes)	79	88	252	262
Sales (000’s tonnes)	77	84	250	252
Gross profit before depreciation and amortization	$176	$201	$562	$728
Gross profit	$17	$82	$138	$350
Property, plant and equipment expenditures	$46	$69	$118	$213

Performance

Gross profit before depreciation and amortization from our copper business unit decreased by $25 million in the third quarter compared with a year ago (see table below). This was primarily due to lower realized copper prices and sales volumes, which more than offset positive effects of our cost reduction efforts.

Third quarter copper production decreased by 10% from a year ago primarily due to reduced production from Highland Valley Copper as a result of lower ore grades, which was anticipated in the mine plan. This was partly offset by production increases at Quebrada Blanca and Carmen de Andacollo. Despite the lower production levels, our cash unit costs, after by-product margins, declined by 7% to US$1.34 per pound compared with a year ago as a result of continued cost reduction efforts at all of our operations.

The table below summarizes the changes in gross profit, before depreciation and amortization, in our copper business unit for the quarter:

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2015	$201
Increase (decrease):
Copper price realized	(50)
Sales volume	(18)
Unit operating costs	10
Copper inventory write-down (1)	33
Net increase (decrease)	(25)
As reported in current quarter	$176

Note:
1)	A write-down of inventory values in the third quarter of 2015 reduced profitability in the comparative period.

Property, plant and equipment expenditures totaled $46 million, including $26 million for sustaining capital and $17 million for new mine development related to the Quebrada Blanca Phase 2 project. Capitalized stripping costs were $34 million in the third quarter, lower than $51 million a year ago, with the reduction primarily due to mining currently taking place in the lower strip ratio areas and to significantly lower costs at Highland Valley Copper.
12     Teck Resources Limited 2016 Third Quarter News Release

Markets

LME copper prices averaged US$2.16 per pound in the third quarter of 2016, up 1% from last quarter, but down 9.3% from the third quarter a year ago. Copper prices came under pressure in late August and early September, falling to just below US$2.10 per pound before recovering to just below $2.20 per pound by the end of the quarter. Copper prices year-to-date have averaged US$2.14 in 2016 versus US$2.58 in the same period in 2015.

Total reported exchange stocks rose 137,650 tonnes during the quarter to 0.5 million tonnes. Total reported global copper exchange stocks are now estimated to be 8 days of global consumption, well below the estimated 25 year average of 12 days of global consumption. Availability of copper scrap remains constrained with imports of scrap into China down an estimated 8%.

Copper consumption continues to rise at better than projected rates, although still lower than in 2015. Chinese demand growth is projected by Wood Mackenzie to reach 3% this year and slightly below that in 2017. Stronger than expected construction and automotive growth have offset manufacturing declines. Demand growth this quarter in both the U.S. and Europe was above previous forecasts on better automotive sales, while a stronger U.S. dollar has had an impact on U.S. manufacturing exports. Longer term, we believe that government commitments to improving and repairing aging infrastructure in Europe and North America along with China’s aggressive targets on electric vehicle market penetration should be positive for copper demand going forward.

Global market fundamentals over the medium to long-term remain positive as current low prices and weak margins continue to constrain new production growth and cap future copper mining investments.

Operations

Highland Valley Copper

We increased our interest in Highland Valley Copper in the quarter, acquiring the remaining 2.5% interest in the mine for $33 million. We now have a 100% interest in the mine.

Copper production was 27,300 tonnes in the third quarter or 32% lower than a year ago, due to lower copper grades and lower recoveries. Mill throughput was higher than a year ago due to reduced volumes of harder Valley pit ore and an increasing volume of softer, but lower grade, Lornex pit ore as planned. The transition to more Lornex ores will accelerate during the final quarter of the year as the current high grade phase of the Valley pit was exhausted in the third quarter. As previously disclosed, copper production is expected to be lower than normal over the next 18 months as we mine lower-grade phases of the pits before gradually recovering in 2018 and 2019. Molybdenum production in the third quarter of 1.4 million pounds doubled compared with a year ago as a result of higher grades.

Operating cost of sales in the third quarter declined by $26 million, or 20%, compared with the same period a year ago as a result of significant cost reduction efforts and lower diesel and consumable costs.

13     Teck Resources Limited 2016 Third Quarter News Release

Our labour agreement at Highland Valley Copper expired at the end of the third quarter, and negotiations are ongoing.

Antamina

Copper production in the third quarter of 104,900 tonnes decreased by 3% compared with a year ago primarily as a result of lower grade and mill throughput, offset by improved recoveries. The mix of mill feed in the quarter was 73% copper-only ore and 27% copper-zinc ore compared to 57% and 43%, respectively, in the same period a year ago. Zinc production of 54,200 tonnes in the third quarter decreased by 18,400 tonnes compared with a year ago due to the reduction in copper-zinc ore processed, partially offset by higher zinc grades and recoveries.

Mill throughput in the third quarter decreased by 5% compared with a year ago to 13.5 million tonnes, or an average of 147,000 tonnes per day due to ore hardness. Operating cost of sales in the third quarter were the same as a year ago, despite higher sales volumes in the quarter. We continue to make good progress on cost savings and productivity initiatives and overall site production costs in the quarter were lower than a year ago.

Quebrada Blanca

Copper production in the third quarter increased by 2,500 tonnes to 8,600 tonnes compared with a year ago when production was temporarily suspended to address geotechnical issues.

Operating costs in the third quarter were $40 million lower than a year ago as a result of lower supply costs, reduced material movement and our continued cost reduction efforts. In addition, higher operating costs arising out of geotechnical issues resulted in inventory write-downs of $31 million in the comparable quarter last year.

Depreciation and amortization charges increased by $49 million in the third quarter compared with a year ago as a result of uncertainty regarding the mine life of the supergene deposit. On a year-to-date basis, depreciation and amortization expenses are $73 million higher compared to 2015.

During the quarter we received our updated environmental permits for the existing facilities of the supergene operation. Work is continuing on optimizing the mine plan based on the lower operating cost profile and current copper price. Opportunities to recover additional copper from previously processed material continue to be evaluated.

Carmen de Andacollo

Copper production in the second quarter increased by 12% compared with a year ago primarily as a result of increased throughput due to deferral of major plant maintenance to later in the year and a focus on improving operational efficiency in the flotation circuit.

Unit operating cost of sales in the third quarter decreased by 26% compared with a year ago primarily as a result of lower costs as described below. Overall site production costs have been reduced by US$23 million on a year-to-date basis compared to last year due to lower costs for operating supplies, reduced contractor costs and numerous other cost reduction initiatives. This was despite a 4% increase in throughput.

14     Teck Resources Limited 2016 Third Quarter News Release

Cost of Sales

Unit cash costs of product sold in the third quarter of 2016 as reported in U.S. dollars, before cash margins for by-products, were US$1.59 per pound compared with US$1.65 per pound in the same period a year ago. Total operating costs have been reduced substantially at all sites, however, the favourable effects of our cost reduction efforts were partly offset by lower production at Highland Valley Copper in the quarter as a result of mining and processing substantially lower grade material. Unit costs are anticipated to increase in the fourth quarter as production at Highland Valley Copper is expected to further decline.

Cash margin for by-products increased to US$0.25 per pound compared with US$0.21 per pound in the same period a year ago. This was primarily due to significantly higher sales volumes of molybdenum at Antamina and Highland Valley Copper. Compared to the first half of this year, the cash margin for by-products more than doubled due to higher zinc sales volumes at Antamina and the additional molybdenum. Despite significantly lower production in the third quarter, unit cash costs for copper, after cash margin for by-products, were similar to the second quarter of 2016 and 7% lower than the same period a year ago at US$1.34 per pound.

	Three months ended September 30,		Nine months ended September 30,
(amounts reported in US$ per pound)	2016	2015	2016	2015

Adjusted cash cost of sales (1)	$1.37	$1.41	$1.24	$1.48
Smelter processing charges	0.22	0.24	0.22	0.23

Total cash unit costs before by-product margins (1)	$1.59	$1.65	$1.46	$1.71
Cash margin for by-products (1) (2)	(0.25)	(0.21)	(0.14)	(0.23)
Total cash unit costs after by-product margins (1)	$1.34	$1.44	$1.32	$1.48

Notes:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
2)	By-products includes both by-products and co-products.

Copper Development Projects

Quebrada Blanca Phase 2

As part of the regulatory process, we submitted the Social and Environmental Impact Assessment (SEIA) to the Region of Tarapacá Environmental Authority, consistent with the timing previously noted in the company’s second quarter 2016 release. A decision to proceed with development would be contingent upon regulatory approvals and market conditions, among other considerations. Given the timeline of the regulatory process, such a decision is not expected before mid-2018.

Project optimization work currently underway targets capital costs in the range of US$4.5 to US$5 billion with an initial mine life of 25 years, consistent with the capacity of the revised tailings facility that is located closer to the mine. This compares to the 2012 feasibility study estimate of US$5.6 billion. The initial 25-year mine life will target processing about 1.25 billion tonnes, which does not include approximately 840 million tonnes of measured and indicated resources and 2.2 billion tonnes of inferred resources in the current resource estimate for the Quebrada Blanca hypogene deposit. The updated feasibility study, including capital and

15     Teck Resources Limited 2016 Third Quarter News Release

operating cost estimates and revised reserve and resource estimates for the project, is expected to be completed in the first quarter of 2017.

Quebrada Blanca Phase 2 is expected to have an annual production capacity of over 250,000 tonnes of copper and 8,000 tonnes of molybdenum in concentrate for the first ten years of mine life. On the basis of copper equivalent production of approximately 280,000 tonnes per year, this equates to a capital intensity of approximately US$16,000 to US$17,850 per annual tonne.

NuevaUnión (formerly Project Corridor)

During the quarter, we completed trade-off studies in advance of the pre-feasibility study which started in October this year. In combination with ongoing community consultations, environmental baseline studies are also commencing this quarter.

Other Copper Projects

During the third quarter, we reviewed the pre-feasibility study that was completed at the Zafranal copper-gold project located in southern Peru, in which we hold a 50% interest. We continued discussions with our partners as to the next steps to advance the project.

Outlook

We expect 2016 copper production to be near the high end of our current guidance range of 310,000 to 320,000 tonnes. Production is expected to further decline over the final quarter as previously announced, due to significantly lower grades at Highland Valley Copper.

Based on the continued strong cost performance in the third quarter and higher by-product revenues, we expect our full year copper unit costs, after by-products, to be near the lower end of our current range of US$1.40 to US$1.50 per pound. Unit costs are still expected to increase significantly in the final quarter due to reduced production levels at Highland Valley Copper.

16     Teck Resources Limited 2016 Third Quarter News Release

ZINC BUSINESS UNIT
	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Zinc price (realized – US$/lb)	$1.02	$0.88	$0.90	$0.93
Production (000’s tonnes)
Refined zinc	83	78	231	228
Zinc in concentrate (1)	158	138	484	453
Sales (000’s tonnes)
Refined zinc	78	78	228	229
Zinc in concentrate (1)	200	194	412	422
Gross profit before depreciation and amortization	$334	$270	$590	$592
Gross profit	$293	$231	$482	$479
Property, plant and equipment expenditures	$44	$34	$119	$75

Note:
1)	Represents production and sales from Red Dog and Pend Oreille, including 6,000 tonnes of pre-commercial production and sales volume for Pend Oreille in the first quarter of 2015. Excludes co-product zinc production from our copper business unit.

Performance

Gross profit before depreciation and amortization from our zinc business unit increased by $64 million compared to the third quarter of 2015 (see table below). Contributing to the increased gross profit were higher zinc and lead prices and our cost reduction efforts.

Zinc in concentrate production in the third quarter increased by 14% compared with a year ago primarily as a result of higher mill throughput at Red Dog. Refined zinc production at Trail set a quarterly record, rising by 8% compared to the same quarter a year ago due to better plant availability and operational improvements.

The table below summarizes the gross profit change, before depreciation and amortization, in our zinc business unit for the quarter.

(CAD$ in millions)	Three months ended September 30,

As reported in the third quarter of 2015	$270
Increase (decrease):
Zinc price realized	61
Co-product and by-product contribution	37
Unit operating costs	7
Royalties	(49)
Other	8
Net increase	64
As reported in current quarter	$334

Property, plant and equipment expenditures included $37 million for sustaining capital in the third quarter.

17     Teck Resources Limited 2016 Third Quarter News Release

Markets

LME zinc prices averaged US$1.02 per pound in the third quarter of 2016, an increase of 21% from the same period a year ago, and an increase of 17% over the prior quarter. Zinc prices increased during the quarter from just below US$0.95 per pound early in the quarter to US$1.08 per pound at the end of the quarter. Zinc prices hit a five year high at US$1.09 per pound in early October.

Total reported zinc exchange stocks fell 51,600 tonnes during the quarter to 597,670 tonnes, and year-to-date exchange stocks are down 67,160 tonnes. Total global reported exchange stocks are estimated at 17 days of global consumption, down from the 25 year average of 23 days. Excess zinc metal stocks also continue to be drawn down from non-LME warehouses.

Demand for refined zinc in our key North American markets was firm in the third quarter with galvanized steel production up 2.8% according to CRU. Recent trade actions by the U.S. government against unfairly subsidized imports of coated steels from several countries including China, Italy and South Korea have resulted in a 21% reduction in imports of galvanized steel sheet into the U.S.

Stocks of zinc concentrates continued to decline during the quarter and are, we believe, close to critical levels as zinc mine closures are now impacting spot concentrate treatment charges. Tightness in the concentrate market is starting to limit refined production, putting pressure on the market to remove additional stocks of metal from the terminal market and other off-exchange stocks. Despite the increasing zinc price, Chinese mine production is down 6% or 205,000 tonnes to August 2016 compared with last year and imports of concentrates are down 41% to August, or 365,000 tonnes. At the same time, demand for refined metal remains strong with imports up 55% year-to-date in August or up 140,000 tonnes.

Operations

Red Dog

Zinc production in the third quarter was 14% higher than a year ago as a result of significantly higher mill throughput and slightly higher grades. Mill throughput was helped by softer ores being fed to the plant, as well as benefiting from operational improvements including higher plant availability. Lead production rose by 3% compared to a year ago primarily due to the higher throughput, partially offset by lower recoveries.

Zinc sales of 190,500 tonnes were 2% higher than the third quarter of 2015. Sales volumes in the third quarter were substantially higher than our original guidance of 150,000 tonnes. The higher volumes reflect accelerated consumption rates by smelters due to continued tightness in the concentrate market, which is reflected in spot treatment charges being significantly below benchmark terms.

Operating costs of $93 million in the third quarter were $11 million lower than in the same period a year ago primarily due to lower diesel costs. Capitalized stripping costs were $11 million in the third quarter, the same as a year ago.

18     Teck Resources Limited 2016 Third Quarter News Release

Trail

Refined zinc production of 83,700 tonnes set a new quarterly production record, primarily due to higher plant availability resulting in additional zinc concentrate treatment. Refined lead production of 23,600 tonnes was 8% higher than a year ago. Increased lead production volumes in 2016 were a result of improved operating reliability and higher lead inputs in the feed mix compared to last year, which included a major maintenance shutdown on the lead furnace.

Operating costs in the third quarter of $95 million were 5% lower than a year ago as a result of cost reduction initiatives, despite higher treatment throughput volumes.

Sustaining capital expenditures in the quarter included $4 million each for the water treatment plant and acid plant and $9 million for various other small projects.

Pend Oreille

Mill throughput was 1,700 tonnes per day in the third quarter, similar to the second quarter. Zinc production during the quarter was 17% higher than the same period last year primarily due to increased mill throughput, higher ore grades and improved mill recoveries. Lead production was slightly higher at 1,600 tonnes.

In response to production challenges, we have undertaken extensive geological studies to improve our knowledge of the mineralization at Pend Oreille and its impact in mineral resources and reserves. We have concluded that mineral reserves in the new MX area, currently under development, are less than previously anticipated. We have developed a new mine plan for the operation through to early 2018, although there is still significant potential to extend the mine life to at least 2020. We have identified highly prospective areas in the currently producing East Mine area and plan to undertake a major exploration and drilling program in 2017.

Other Zinc Projects

On October 18, we announced the exercise of a right of first refusal to acquire the outstanding 49% interest in the Teena/Reward zinc project held by Rox Resources Limited for staged payments of up to AUD$20.6 million in cash and securities. Teena is located eight kilometers west of the MacArthur River Mine in the Northern Territory of Australia, which is one of the premier zinc provinces globally.

Outlook

The Red Dog concentrate shipping season is expected to be completed in the first week of November after extending the season by two weeks due to favourable ice conditions. We expect to ship approximately 1,075,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate. This represents all of Red Dog’s concentrates available to be shipped from the operation. We expect sales of 180,000 tonnes of zinc contained in concentrate in the fourth quarter reflecting the normal seasonal pattern of Red Dog sales.

We expect 2016 zinc production to be near the high end of our current guidance range of 645,000 to 665,000 tonnes. As disclosed in the previous quarter results, Red Dog production is expected to be lower in the fourth quarter due to lower grades and a planned maintenance shutdown.
19     Teck Resources Limited 2016 Third Quarter News Release

ENERGY BUSINESS UNIT

Fort Hills Project

The Fort Hills project is currently in its peak construction period with site activity above levels seen before the Fort McMurray wild fire. Suncor, the operator of the project, expects to be in a position to provide a project cost and schedule update around year end. This update will incorporate the effects of the wild fire, progress on module installation, foreign exchange and labour productivity through peak construction activities.

In the third quarter, our share of capital expenditures was $254 million. Our share of Fort Hills cash expenditures in 2016 is estimated at $960 million, of which approximately $700 million has been spent to September 30, 2016.

Engineering and module fabrication are essentially complete and overall construction progress has surpassed 70%. First oil is expected to be near the end of 2017, with 90% of Fort Hills gross planned production capacity of 180,000 barrels per day (bpd) expected within 12 months of first oil. Our share of production is expected to be 36,000 bpd (13 million barrels per year) of high-quality bitumen.

The Fort Hills partners have executed long-term pipeline transportation agreements for the delivery of diluent from Edmonton to Fort Hills, and blended bitumen to Hardisty from Fort Hills. Each Fort Hills partner will be responsible to meet its diluent blend requirements, and to transport and sell its share of diluted bitumen to the market. The development of our comprehensive diluent acquisition and blended bitumen sales strategies is ongoing and we continue to review options to sell diluted bitumen into the North American and overseas markets. In support of our diverse market access strategy we have contracted for 425,000 barrels of terminal storage at Hardisty. We will provide an update to our marketing plans mid-2017.

Frontier Energy Project

The Frontier project regulatory application review continues with the appointed three member Frontier hearing panel reviewing available information on the Frontier Project. The panel chair announced a 60-day comment period, from August 17 to October 17, for interested parties to comment on the sufficiency of information we filed to support our application. The regulatory review process is expected to continue through 2016, making 2017 the earliest a federal decision statement is expected for Frontier. Our expenditures on Frontier are limited to supporting this process. We are evaluating the future project schedule and development options as part of our ongoing capital review and prioritization process in response to current market conditions.

Wintering Hills Wind Power Facility

During the third quarter, our share of the power generation from Wintering Hills was 25 GWhs, resulting in 16,000 tonnes of CO2 equivalent offsets. Our share of expected power generation in 2016 is 135 GWhs, resulting in approximately 85,000 tonnes of CO2 equivalent offsets, although actual generation will depend on weather conditions and other factors.

20     Teck Resources Limited 2016 Third Quarter News Release

OTHER OPERATING INCOME AND EXPENSES

Other operating expenses, net of other income, were $81 million in the third quarter compared with $174 million a year ago. We recorded various non-cash gains and losses due to changes in market prices and rates in respect of pricing adjustments, commodity derivatives, stock based compensation and the discounted value of decommissioning and restoration provisions for closed mines, which totaled $52 million net charge on a pre-tax basis ($41 million after-tax). Pricing adjustments in the third quarter included positive pricing adjustments on zinc and copper of $20 million and $5 million, respectively.

The table below outlines our outstanding receivable positions, provisionally valued at June 30, 2016 and September 30, 2016.

	Outstanding at		Outstanding at
	June 30, 2016		September 30, 2016
(payable pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Copper	193	2.19	156	2.20
Zinc	91	0.95	246	1.08

Finance expense was $89 million in the third quarter, $10 million higher than a year ago. Debt interest expense increased due to the effect of higher interest rates on recently issued debt, which was offset by increased capitalized interest. We expect our interest expense to decrease by approximately US$43 million in 2017 as a result of the US$759 million of notes we repurchased in September and early October. In addition, fees for letters of credit increased by $15 million. See the discussion below for further information regarding our letters of credit.

Non-operating income in the third quarter totaled $131 million compared with a $44 million non-operating expense in the same period last year. We recorded a $98 million pre-tax gain on the revaluation of our call options on our most recently issued debt as interest rates and our own credit spread have declined significantly since issuance. In addition, we realized a pre-tax gain of $49 million on the repurchase of our debt below face value in the quarter.

Income and resource taxes for the third quarter were $119 million, or 34% of pre-tax profits. This rate is higher than the Canadian statutory rate of 26% as a result of resource taxes and higher rates in foreign jurisdictions. These were partially reduced by the lower effective tax rate on the gain on debt purchases. Due to available tax pools, we are currently shielded from cash income taxes, but not resource taxes in Canada. We remain subject to cash taxes in foreign jurisdictions.
21     Teck Resources Limited 2016 Third Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Our financial position and liquidity remains strong. Our debt position, net debt, and credit ratios are summarized in the table below:

	September 30,	December 31,
	2016	2015

Term notes	$6,510	$6,839
Other	126	122
Total debt (US$ in millions)	$6,636	$6,961

Canadian $ equivalent (1)	8,704	9,634
Less cash balances	(1,113)	(1,887)
Net debt	$7,591	$7,747

Debt to debt-plus-equity ratio (2) (3)	34%	37%
Net-debt to net-debt-plus-equity ratio (2)	31%	32%
Weighted average interest rate	5.7%	4.8%

Notes:
1)	Translated at period end exchange rates.
2)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.
3)	Our revolving credit facility requires us to maintain a debt to debt-plus-equity ratio not greater than 50%.

In just over a year, we have retired US$1.06 billion of our term notes, including US$300 million in the fourth quarter of 2015, US$334 million in the third quarter of 2016 and a further US$425 million subsequent to September 30, 2016, such that the principal balance of our term notes is now US$6.14 billion. After giving effect to our debt purchases subsequent to September, our debt to debt-plus-equity ratio at September 30, 2016 would have been 33% compared to 34% as reported in the table above.

Our committed credit facilities are our US$3.0 billion revolving credit facility and US$1.2 billion revolving credit facility. US$200 million of our US$1.2 billion revolving credit facility matures in June 2017 and the remaining US$1.0 billion matures in June 2019.

As at September 30, there were no amounts outstanding under the US$3.0 billion facility and there were US$975 million of letters of credit outstanding under the US$1.2 billion facility. Of those letters of credit, an aggregate of US$672 million were issued in respect of long-term power purchase agreements for the Quebrada Blanca Phase 2 project. The remainder relates to certain pipeline and storage agreements for our Fort Hills project and reclamation obligations for our Red Dog mine.

We also maintain an aggregate of US$1.62 billion of uncommitted bilateral credit facilities with various banks and with Export Development Canada for the issuance of letters of credit, primarily to support our future reclamation obligations. At September 30, 2016, there were US$1.53 billion of letters of credit outstanding under these other facilities. We may be required
22     Teck Resources Limited 2016 Third Quarter News Release

to post additional security in respect of reclamation at our sites in future periods as regulatory requirements change and closure plans are updated.

Operating Cash Flow

Cash flow from operations was $854 million in the third quarter compared with $560 million a year ago with the increase primarily due to higher commodity prices and partly due to our cost reduction efforts.

Changes in working capital items resulted in a source of cash of $54 million in the third quarter compared with $259 million a year ago. Typically in the third quarter of each year, working capital decreases primarily due to the seasonal drawdown of product inventories at Red Dog. The working capital drawdown last year was unusually high due to the downward revaluation of accounts receivable at quarter end resulting from the $141 million of negative pricing adjustments recorded in the period.

Financing Activities

In September and early October, we purchased US$759 million aggregate principal amount of our outstanding notes through private and open market purchases at a total cost of US$693 million, which was funded from cash on hand.

The principal amount of notes purchased was US$80 million of 3.75% notes due 2023, US$91 million of 6.125% notes due 2035, US$159 million of 6.00% notes due 2040, US$205 million of 6.25% notes due 2041, US$101 million of 5.20% notes due 2042, and US$123 million of 5.40% notes due 2043. The purchases are discussed further in Note 6(a) to our financial statements.

Investing Activities

Expenditures on property, plant and equipment were $376 million in the third quarter, compared to $349 million a year ago. Included in the spending was $254 million for the Fort Hills oil sands project, $81 million on sustaining capital, $17 million for Quebrada Blanca Phase 2 and $16 million on major enhancement projects. The largest components of sustaining expenditures were $17 million at Trail, $20 million at Red Dog and $16 million at Antamina.

Capitalized stripping expenditures were $88 million in the third quarter compared with $146 million a year ago, as mining at some of our key operations was taking place in lower strip ratio areas resulting in lower costs being capitalized. In addition, the effect of our lower unit costs also resulted in less costs being capitalized. We are continuing to strip at all our operations based on their respective mine plans and the majority of this constitutes the advancement of pits for future production at our steelmaking coal mines.

23     Teck Resources Limited 2016 Third Quarter News Release

The table below summarizes our year-to-date capital spending for 2016:

(CAD$ in millions)	Sustaining	Major Enhancement	New Mine Development	Sub-total	Capitalized Stripping	Total

Steelmaking coal	$27	$17	$-	$44	$214	$258
Copper	58	7	53	118	118	236
Zinc	107	8	4	119	37	156
Energy	3	-	710	713	-	713
Corporate	5	-	-	5	-	5
	$200	$32	$767	$999	$369	$1,368

OUTLOOK

Prices for steelmaking coal have improved dramatically and are contributing significant additional revenues and cash flows. While we expect these to continue into the first quarter of 2017, steelmaking coal prices may decline in 2017. Commodity markets have historically been volatile, prices can change rapidly and customers can alter shipment plans. This can have a substantial effect on our business. We are also significantly affected by foreign exchange rates. In the last nine months, the U.S. dollar average has strengthened by approximately 5% against the Canadian dollar. This has had a positive effect on the profitability of our Canadian operations and translation of profits from our foreign operations. It will, to a lesser extent, put upward pressure on the portion of our operating costs and capital spending that is denominated in U.S. dollars.

Our labour agreement at Highland Valley Copper expired at the end of the third quarter, and negotiations will continue in the fourth quarter. Labour agreements at Elkview and Fording River have also expired and negotiations are ongoing.

Foreign Exchange and Debt Revaluation

The sales of our products are denominated in U.S. dollars, while a significant portion of our expenses are incurred in local currencies, particularly the Canadian dollar and the Chilean peso. Foreign exchange fluctuations can have a significant effect on our operating margins, unless such fluctuations are offset by related changes to commodity prices.

Our U.S. dollar denominated debt is subject to revaluation based on changes in the Canadian/U.S. dollar exchange rate. As at September 30, 2016, $5.3 billion of our U.S. dollar denominated debt is designated as a hedge against our foreign operations that have a U.S. dollar functional currency. As a result, any foreign exchange gains or losses arising on that amount of our U.S. dollar debt are recorded in other comprehensive income, with the remainder being charged to profit.
24     Teck Resources Limited 2016 Third Quarter News Release

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives which are recorded on our balance sheet at fair value with gains and losses in each period included in other comprehensive income and profit for the period as appropriate. The most significant of these instruments are marketable securities, metal-related forward contracts including those embedded in our silver and gold streaming agreements, and settlements receivable and payable, and prepayment rights on certain long-term debt notes. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

QUARTERLY PROFIT AND CASH FLOW

(in millions, except for share data)	2016			2015				2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$2,305	$1,740	$1,698	$2,135	$2,101	$1,999	$2,024	$2,256	$2,250

Gross profit	452	212	155	281	339	311	348	416	414

EBITDA (1)	804	468	517	(269)	(2,506)	596	546	582	651

Profit (loss) attributable to shareholders	234	15	94	(459)	(2,146)	63	68	129	84

Earnings(loss) per share	$0.41	$0.03	$0.16	$(0.80)	$(3.73)	$0.11	$0.12	$0.23	$0.14

Cash flow from operations	854	339	373	693	560	335	374	743	554

Note:
1)	Non-GAAP financial measure. See “Use of Non-GAAP Financial Measures” section for further information.

OUTSTANDING SHARE DATA

As at October 26, 2016 there were 567.1 million Class B subordinate voting shares and 9.4 million Class A common shares outstanding. In addition, there were 23.3 million director and employee stock options outstanding with exercise prices ranging between $4.15 and $58.80 per share. More information on these instruments and the terms of their conversion is set out in Note 22 of our 2015 audited financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal control over financial reporting during the quarter ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.
25     Teck Resources Limited 2016 Third Quarter News Release

SIGNIFICANT ACCOUNTING ESTIMATES

In preparing consolidated financial statements, management makes estimates that affect the reported amounts of assets, liabilities, revenues and expenses across all reportable segments. Management makes estimates that are believed to be reasonable under the circumstances. Our estimates are based on historical experience and other factors we consider to be reasonable, including expectations of future events. Critical accounting estimates are those that could affect the consolidated financial statements materially, are highly uncertain and where changes are reasonably likely to occur from period to period. Our critical accounting estimates that have a risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next year include the recoverable amounts of long-lived assets, fair value of embedded derivatives associated with streaming transactions, estimated recoverable reserves and resources and the valuation of other assets and liabilities such as decommissioning and restoration provisions and the accounting for income taxes. These critical accounting estimates are consistent with those outlined in more detail in our 2015 annual consolidated financial statements and Management’s Discussion and Analysis.

26     Teck Resources Limited 2016 Third Quarter News Release

REVENUE AND GROSS PROFIT

Our revenue and gross profit by business unit are summarized in the tables below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

REVENUE
Steelmaking coal	$868	$719	$2,211	$2,348

Copper
Highland Valley Copper	166	259	585	735
Antamina	148	170	423	466
Quebrada Blanca	53	55	164	223
Carmen de Andacollo	97	83	278	320
Duck Pond	-	8	-	53
Other	7	1	17	6
	471	576	1,467	1,803

Zinc
Trail	544	454	1,491	1,384
Red Dog	523	417	805	801
Pend Oreille	22	14	52	33
Other	1	1	4	6
Inter-segment sales	(124)	(81)	(288)	(254)
	966	805	2,064	1,970
Energy	-	1	1	3
TOTAL REVENUE	$2,305	$2,101	$5,743	$6,124

GROSS PROFIT (LOSS)
Steelmaking coal	$142	$27	$201	$171

Copper
Highland Valley Copper	9	74	94	200
Antamina	69	88	188	231
Quebrada Blanca	(76)	(65)	(158)	(83)
Carmen de Andacollo	7	(13)	(3)	13
Duck Pond	-	(3)	-	(17)
Other	8	1	17	6
	17	82	138	350

Zinc
Trail	58	33	128	85
Red Dog	245	196	380	388
Pend Oreille	1	(5)	(11)	(6)
Other	(11)	7	(15)	12
	293	231	482	479
Energy	-	(1)	(2)	(2)
TOTAL GROSS PROFIT	$452	$339	$819	$998

27     Teck Resources Limited 2016 Third Quarter News Release

COST OF SALES SUMMARY

Our cost of sales information by business unit is summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

OPERATING COSTS
Steelmaking coal	$312	$294	$858	$928

Copper
Highland Valley Copper	106	132	333	385
Antamina	40	40	130	123
Quebrada Blanca	57	97	161	217
Carmen de Andacollo	68	73	212	225
Duck Pond	-	11	-	53
Other	(1)	-	-	-
	270	353	836	1,003

Zinc
Trail	95	100	284	295
Red Dog	93	104	158	177
Pend Oreille	18	17	54	34
Other	12	(6)	19	(6)
	218	215	515	500

Energy	-	1	-	1
Total operating costs	$800	$863	$2,209	$2,432

TRANSPORTATION COSTS
Steelmaking coal	$247	$224	$683	$705

Copper
Highland Valley Copper	7	9	23	27
Antamina	5	5	13	13
Quebrada Blanca	1	1	3	4
Carmen de Andacollo	5	5	16	18
Duck Pond	-	-	-	2
	18	20	55	64

Zinc
Trail	35	35	105	102
Red Dog	47	36	85	82
Pend Oreille	-	1	1	1

	82	72	191	185
Total transportation costs	$347	$316	$929	$954

CONCENTRATE PURCHASES

Trail	$343	$265	$923	$841
Inter-segment purchases	(124)	(81)	(288)	(254)
Total concentrate purchases	$219	$184	$635	$587

28     Teck Resources Limited 2016 Third Quarter News Release

COST OF SALES SUMMARY, continued

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

ROYALTY COSTS
Steelmaking coal	$2	$2	$6	$6
Copper
Antamina	7	2	14	7
Duck Pond	-	-	-	1
	7	2	14	8

Zinc
Red Dog	113	64	133	106
Total royalty costs	$122	$68	$153	$120

DEPRECIATION AND AMORTIZATION
Steelmaking coal	$165	$172	$463	$538

Copper
Highland Valley Copper	44	44	135	123
Antamina	27	35	78	92
Quebrada Blanca	71	22	158	85
Carmen de Andacollo	17	18	53	64
Duck Pond	-	-	-	14
	159	119	424	378

Zinc
Trail	13	21	51	61
Red Dog	25	17	49	48
Pend Oreille	3	1	8	4
	41	39	108	113
Energy	-	1	3	4
Total depreciation and amortization	$365	$331	$998	$1,033
TOTAL COST OF SALES	$1,853	$1,762	$4,924	$5,126

29     Teck Resources Limited 2016 Third Quarter News Release

CAPITALIZED STRIPPING COSTS

	Three months ended September 30,		Nine months ended September 30,
(Teck’s share in CAD$ millions)	2016	2015	2016	2015

Steelmaking coal	$43	$84	$214	$293

Copper
Highland Valley Copper	14	30	53	94
Antamina	20	17	63	48
Quebrada Blanca	-	4	-	7
Carmen de Andacollo	-	-	2	2
	34	51	118	151

Zinc
Red Dog	11	11	37	43
Total	$88	$146	$369	$487

30     Teck Resources Limited 2016 Third Quarter News Release

PRODUCTION AND SALES STATISTICS

Production statistics for each of our operations are presented in the tables below. Operating results are on a 100% basis.
	Three months ended September 30,		Nine months ended September 30,
Steelmaking coal	2016	2015	2016	2015

Waste production (million BCM’s)	61.0	52.8	192.0	187.4
Clean coal production (million tonnes)	7.0	5.5	20.3	18.9

Clean coal strip ratio (waste BCM’s/coal tonnes)	8.7:1	9.6:1	9.4:1	10.0:1
Sales (million tonnes)	7.3	6.2	20.1	19.5

Highland Valley Copper

Tonnes mined (000's)	29,105	29,243	85,258	86,106
Tonnes milled (000's)	12,415	11,791	36,323	34,559

Copper
Grade (%)	0.27	0.39	0.31	0.36
Recovery (%)	81.9	88.0	85.2	87.9
Production (000's tonnes)	27.3	40.2	96.8	110.2
Sales (000's tonnes)	26.9	39.5	98.6	106.5
Molybdenum
Production (million pounds)	1.4	0.7	3.2	2.5
Sales (million pounds)	1.4	0.8	3.2	3.0

Antamina

Tonnes mined (000's)	65,111	56,792	183,088	163,523
Tonnes milled (000's)
Copper-only ore	9,886	8,117	31,751	27,398
Copper-zinc ore	3,635	6,184	8,895	14,614
	13,521	14,301	40,646	42,012
Copper (1)
Grade (%)	0.84	0.88	0.92	0.80
Recovery (%)	89.7	82.1	89.7	81.6
Production (000's tonnes)	104.9	107.9	332.6	276.3
Sales (000's tonnes)	100.9	94.6	321.5	256.1

Zinc (1)
Grade (%)	1.83	1.55	1.64	1.56
Recovery (%)	86.8	82.9	84.6	81.2
Production (000's tonnes)	54.2	72.6	118.8	177.0
Sales (000's tonnes)	56.5	66.2	109.6	169.8

Molybdenum
Production (million pounds)	3.6	0.6	8.8	2.9
Sales (million pounds)	4.3	1.0	7.6	3.1

Note:
(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.

31     Teck Resources Limited 2016 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Quebrada Blanca	2016	2015	2016	2015

Tonnes mined (000's)	2,428	4,085	8,207	17,335
Tonnes placed (000's)
Heap leach ore	1,229	1,074	3,672	4,426
Dump leach ore	259	586	866	2,472
	1,488	1,660	4,538	6,898
Grade (SCu%) (1)
Heap leach ore	0.45	0.53	0.51	0.64
Dump leach ore	0.33	0.22	0.19	0.28

Production (000's tonnes)
Heap leach ore	6.2	3.6	16.8	17.5
Dump leach ore	2.4	2.5	9.0	12.3
	8.6	6.1	25.8	29.8

Sales (000's tonnes)	8.4	8.0	25.9	30.3

Note:
(1)	For heap leach and dump leach operations, copper grade is reported as % soluble copper (SCu%) rather than % total copper.

Carmen de Andacollo

Tonnes mined (000’s)	7,163	6,716	22,043	20,718
Tonnes milled (000’s)	4,827	4,134	13,339	12,789
Copper
Grade (%)	0.43	0.44	0.43	0.44
Recovery (%)	89.1	88.4	89.3	88.1
Production (000’s tonnes)	18.5	16.2	51.3	50.1
Sales (000’s tonnes)	17.3	12.9	50.1	46.5

Gold (1)
Production (000’s ounces)	14.8	11.5	40.1	33.6
Sales (000’s ounces)	11.8	7.5	35.6	27.2

Copper cathode
Production (000’s tonnes)	0.9	1.2	2.8	3.4
Sales (000’s tonnes)	0.8	1.3	2.6	3.3

Note:
(1)	Carmen de Andacollo processes 100% of gold mined, but 75% of the gold produced is for the account of Royal Gold Inc. up to June 2015. From July 2015 and onwards, 100% of the gold produced is for the account of Royal Gold Inc. until 900,000 ounces have been delivered, and 50% thereafter.

32     Teck Resources Limited 2016 Third Quarter News Release

PRODUCTION AND SALES STATISTICS, continued

	Three months ended September 30,		Nine months ended September 30,
Trail	2016	2015	2016	2015

Concentrate treated (000’s tonnes)
Zinc	153	139	418	412
Lead	41	38	130	102
Metal production
Zinc (000's tonnes)	83.7	77.8	231.4	228.2
Lead (000's tonnes)	23.6	21.8	76.9	59.7
Silver (million ounces)	6.3	6.1	18.7	16.7
Gold (000's ounces)	10.8	13.0	38.7	41.4

Metal sales
Zinc (000's tonnes)	78.8	77.2	228.4	228.5
Lead (000's tonnes)	23.5	20.6	74.1	58.5
Silver (million ounces)	6.2	6.0	18.5	16.5
Gold (000's ounces)	12.4	13.2	39.9	42.5

Red Dog

Tonnes mined (000's)	3,620	2,752	10,774	9,062
Tonnes milled (000's)	1,057	937	3,196	3,093
Zinc
Grade (%)	17.1	16.8	17.3	16.6
Recovery (%)	81.9	82.8	82.8	84.1
Production (000's tonnes)	148.3	130.2	458.3	430.8
Sales (000's tonnes)	190.5	186.3	386.5	400.3
Lead
Grade (%)	5.2	5.1	5.0	4.8
Recovery (%)	50.4	56.1	54.5	59.1
Production (000's tonnes)	27.6	26.7	87.0	88.4
Sales (000's tonnes)	64.4	52.3	64.4	57.9

Pend Oreille (1)

Tonnes mined (000's)	187	159	580	433
Tonnes milled (000's)	156	150	492	432
Zinc
Grade (%)	6.6	5.9	5.9	6.0
Recovery (%)	88.0	86.0	86.6	84.9
Production (000's tonnes)	9.0	7.7	25.2	22.1
Sales (000's tonnes)	9.2	7.7	25.4	22.1
Lead
Grade (%)	1.5	1.3	1.2	1.4
Recovery (%)	71.5	71.3	67.8	72.3
Production (000's tonnes)	1.6	1.5	4.1	4.5
Sales (000's tonnes)	1.7	1.5	4.2	4.5

Note:
(1)	Includes pre-commercial production and sales in the first quarter of 2015.

33     Teck Resources Limited 2016 Third Quarter News Release

USE OF NON-GAAP FINANCIAL MEASURES

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS). This document refers to gross profit before depreciation and amortization, gross profit margins before depreciation, EBITDA, adjusted EBITDA, adjusted profit, adjusted earnings per share, cash unit costs, adjusted cash costs of sales, cash margins for by-products, adjusted revenue, net debt, debt to debt-plus-equity ratio, and the net debt to net debt-plus-equity ratio, which are not measures recognized under IFRS in Canada and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States.

Gross profit before depreciation and amortization is gross profit with the depreciation and amortization expense added back. EBITDA is profit attributable to shareholders before net finance expense, income and resource taxes, and depreciation and amortization. Adjusted EBITDA is EBITDA before impairment charges. For adjusted profit, we adjust profit attributable to shareholders as reported to remove the effect of certain types of transactions that in our judgment are not indicative of our normal operating activities or do not necessarily occur on a regular basis. This both highlights these items and allows us to analyze the rest of our results more clearly. We believe that disclosing these measures assists readers in understanding the cash generating potential of our business in order to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends.

Gross profit margins before depreciation are gross profit before depreciation and amortization, divided by revenue for each respective business unit.

Unit costs are calculated by dividing the cost of sales for the principal product by sales volumes. We include this information as it is frequently requested by investors and investment analysts who use it to assess our cost structure and margins and compare it to similar information provided by many companies in our industry.

We sell both copper concentrates and refined copper cathodes. The price for concentrates sold to smelters is based on average London Metal Exchange prices over a defined quotational period, from which processing and refining deductions are made. In addition, we are paid for an agreed percentage of the copper contained in concentrates, which constitutes payable pounds. Adjusted revenue excludes the revenue from co-products and by-products, but adds back the processing and refining allowances to arrive at the value of the underlying payable pounds of copper. Readers may compare this on a per unit basis with the price of copper on the London Metal Exchange.

Adjusted cash cost of sales for our steelmaking coal operations is defined as the cost of the product as it leaves the mine excluding depreciation and amortization charges. Adjusted cash cost of sales for our copper operations is defined as the cost of the product delivered to the port of shipment, excluding depreciation and amortization charges. It is common practice in the industry to exclude depreciation and amortization as these costs are ‘non-cash’ and discounted cash flow valuation models used in the industry substitute expectations of future capital spending for these amounts. In order to arrive at adjusted cash costs of sales for copper we also deduct the costs of by-products and co-products. Total cash unit costs include the smelter and refining allowances added back in determining adjusted revenue. This presentation allows a comparison of unit costs, including smelter allowances, to the underlying price of copper in
34     Teck Resources Limited 2016 Third Quarter News Release

order to assess the margin. Unit costs, after deducting co-product and by-product margins, are also a common industry measure. By deducting the co- and by-product margin per unit of the principal product, the margin for the mine on a per unit basis may be presented in a single metric for comparison to other operations. Readers should be aware that this metric, by excluding certain items and reclassifying cost and revenue items, distorts our actual production costs as determined under GAAP.

Net debt is total debt less cash and cash equivalents. The debt to debt-plus-equity ratio takes total debt as reported and divides that by the sum of total debt plus total equity. The net debt to net debt-plus-equity ratio is net debt divided by the sum of net debt plus total equity, expressed as a percentage. These measures are disclosed as we believe they provide readers with information that allows them to assess our credit capacity and the ability to meet our short and long-term financial obligations.

The measures described above do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to such measures as reported by others. These measures have been derived from our financial statements and applied on a consistent basis as appropriate. We disclose these measures because we believe they assist readers in understanding the results of our operations and financial position and are meant to provide further information about our financial results to investors. These measures should not be considered in isolation or used in substitute for other measures of performance prepared in accordance with IFRS.

Reconciliation of EBITDA

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Profit (loss) attributable to shareholders	$234	$(2,146)	$343	$(2,015)
Finance expense net of finance income	86	76	256	232
Provision for income and resource taxes	119	(767)	192	(614)
Depreciation and amortization	365	331	998	1,033
EBITDA	$804	$(2,506)	$1,789	$(1,364)
Impairments	26	2,895	26	2,895
Adjusted EBITDA	$830	$389	$1,815	$1,531

35     Teck Resources Limited 2016 Third Quarter News Release

Reconciliation of Gross Profit Before Depreciation and Amortization

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Gross profit	$452	$339	$819	$998
Depreciation and amortization	365	331	998	1,033
Gross profit before depreciation and amortization	$817	$670	$1,817	$2,031

Reported as:
Steelmaking coal	$307	$199	$664	$709

Copper
Highland Valley Copper	53	118	229	323
Antamina	96	123	266	323
Quebrada Blanca	(5)	(43)	-	2
Carmen de Andacollo	24	5	50	77
Duck Pond	-	(3)	-	(3)
Other	8	1	17	6
	176	201	562	728

Zinc
Trail	71	54	179	146
Red Dog	270	213	429	436
Pend Oreille	4	(4)	(3)	(2)
Other	(11)	7	(15)	12
	334	270	590	592

Energy	-	-	1	2
Gross profit before depreciation and amortization	$817	$670	$1,817	$2,031

36     Teck Resources Limited 2016 Third Quarter News Release

Steelmaking Coal Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Cost of sales as reported	$726	$692	$2,010	$2,177
Less:
Transportation	(247)	(224)	(683)	(705)
Depreciation and amortization	(165)	(172)	(463)	(538)
Inventory write-down	-	(17)	(5)	(32)
Adjusted cash cost of sales	$314	$279	$859	$902
Tonnes sold (millions)	7.3	6.2	20.1	19.5

Per unit costs - CAD$/tonne
Adjusted cash cost of sales	$43	$45	$43	$46
Transportation	34	36	34	36
Inventory write-down	-	3	-	2
Cash unit costs - CAD$/tonne	$77	$84	$77	$84

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00)	$1.30	$1.31	$1.32	$1.26
Per unit costs - US$/tonne (1)
Adjusted cash cost of sales	$33	$34	$32	$37
Transportation	26	28	26	29
Inventory write-down	-	2	-	1
Cash unit costs - US$/tonne	$59	$64	$58	$67

Note:
(1)	Average period exchange rates are used to convert to US$/tonne equivalent.

37     Teck Resources Limited 2016 Third Quarter News Release

Copper Unit Cost Reconciliation

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except where noted)	2016	2015	2016	2015

Revenue as reported	$471	$576	$1,467	$1,803
By-product revenue (A) (1)	(58)	(63)	(115)	(191)
Smelter processing charges	46	56	158	160
Adjusted revenue	$459	$569	$1,510	$1,772

Cost of sales as reported	$454	$494	$1,329	$1,453
Less:
Depreciation and amortization	(159)	(119)	(424)	(378)
Inventory write-down	-	(33)	-	(41)
Labour settlement charges	-	-	(15)	-
By-product cost of sales (B) (1)	(4)	(12)	(14)	(33)
Adjusted cash cost of sales	$291	$330	$876	$1,001

Payable pounds sold (millions) (C)	162.6	179.7	533.3	538.8

Adjusted per unit cash costs - CAD$/pound
Adjusted cash cost of sales	$1.79	$1.84	$1.64	$1.86
Smelter processing charges	0.28	0.31	0.30	0.30
Total cash unit costs - CAD$/pound (D)	$2.07	$2.15	$1.94	$2.16

Cash margin for by-products – CAD$/pound ((A - B)/C) (1)	$(0.33)	$(0.28)	$(0.19)	$(0.29)
Net cash unit cost CAD$/pound (2)	$1.74	$1.87	$1.75	$1.87

US$ AMOUNTS
Average exchange rate (CAD$ per US$1.00) (E)	$1.30	$1.31	$1.32	$1.26

Adjusted per unit costs – US$/pound (3)
Adjusted cash cost of sales	$1.37	$1.41	$1.24	$1.48
Smelter processing charges	0.22	0.24	0.22	0.23
Total cash unit costs - US$/pound (1)	$1.59	$1.65	$1.46	$1.71
Cash margin for by-products – US$/pound	$(0.25)	$(0.21)	$(0.14)	$(0.23)
Net cash unit costs – US$/pound	$1.34	$1.44	$1.32	$1.48

Notes:
(1)	By-products includes both by-products and co-products. By-product costs of sales also includes cost recoveries associated from our streaming transactions.
(2)	Net unit cost cash cost of principal product after deducting co-product and by-product margins per unit of principal product and excluding depreciation and amortization.
(3)	Average period exchange rates are used to convert to US$/lb equivalent.
38     Teck Resources Limited 2016 Third Quarter News Release

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements, principally under the headings “Outlook,” that appear in this release but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, anticipated cost and production forecasts at our business units and individual operations and expectation that we will meet our production guidance, sales volume and selling prices for our products (including settlement of steelmaking coal contracts with customers), capital expenditure guidance, our expectation that we will end the year with a cash balance of approximately $1.0 billion, our expectation that improved prices will provide additional profits and cash resources, our focus on achieving an investment grade rating, plans and expectations for our development projects, the targeted capital cost and mine life of Quebrada Blanca Phase 2, expected production, production capacity and capital intensity of Quebrada Blanca Phase 2, the potential to extend the Pend Oreille mine life to 2020, our expectation that we will close the acquisition of the outstanding 49% interest in the Teena/Reward zinc project, the impact of currency exchange rates, the expected timing and amount of production at the Fort Hills oil sands project and our remaining capital commitment at Fort Hills, and demand and market outlook for commodities. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and steelmaking coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, continuing availability of water and power resources for our operations, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets, the future financial performance of the company, our ability to attract and retain skilled staff, our ability to procure equipment and operating supplies, positive results from the studies on our expansion projects, our steelmaking coal and other product inventories, our ability to secure adequate transportation for our products, our ability to obtain permits for our operations and expansions, our ongoing relations with our employees and business partners and joint venturers. Our expectation that we will end the year with a cash balance of approximately $1.0 billion is based on current prices and exchange rates and assumes no unusual transactions or events occur and that we meet our full year guidance for production, costs and capital expenditures. Assumptions regarding the capital cost, mine life and other parameters for Quebrada Blanca Phase 2 are based on current project assumptions and are subject to, among other matters, the final feasibility study. Acquisition of the 49% interest in the Teena/Reward zinc project is based on the assumption that all conditions to closing are satisfied. Assumptions regarding the impact of foreign exchange are based on current commodity prices. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal
39     Teck Resources Limited 2016 Third Quarter News Release

proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Closing of the Teena/Rox acquisition may be affected by unanticipated difficulties with respect to satisfaction of closing conditions or other challenges. Our Fort Hills project is not controlled by us and construction and production schedules and costs may be adjusted by our partners.

Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies. Statements regarding anticipated steelmaking coal sales volumes and average steelmaking coal prices for the quarter depend on timely arrival of vessels and performance of our steelmaking coal-loading facilities, as well as the level of spot pricing sales.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q3/2016 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, October 27, 2016. A live audio webcast of the conference call, together with supporting presentation slides, will be available on our website at www.teck.com. The webcast will be archived at www.teck.com.

.
40     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited

Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2016
(Unaudited)

Teck

41     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions, except for share data)	2016	2015	2016	2015

Revenues	$2,305	$2,101	$5,743	$6,124
Cost of sales	(1,853)	(1,762)	(4,924)	(5,126)
Gross profit	452	339	819	998

Other operating expenses
General and administration	(21)	(29)	(67)	(78)
Exploration	(15)	(27)	(37)	(55)
Research and development	(6)	(16)	(23)	(36)
Asset impairments (Note 5)	(26)	(2,895)	(26)	(2,895)
Other operating income (expense) (Note 2)	(81)	(174)	(99)	(262)
Profit (loss) from operations	303	(2,802)	567	(2,328)

Finance income	3	3	13	4
Finance expense (Note 3)	(89)	(79)	(269)	(236)
Non-operating income (expense) (Note 4)	131	(44)	214	(68)
Share of income (losses) of associates and joint ventures	-	-	3	(1)
Profit (loss) before taxes	348	(2,922)	528	(2,629)

Recovery of (provision for) income taxes	(119)	767	(192)	614
Profit (loss) for the period	$229	$(2,155)	$336	$(2,015)
Profit (loss) attributable to:
Shareholders of the company	$234	$(2,146)	$343	$(2,015)
Non-controlling interests	(5)	(9)	(7)	-
Profit (loss) for the period	$229	$(2,155)	$336	$(2,015)

Earnings (loss) per share
Basic	$0.41	$(3.73)	$0.60	$(3.50)

Diluted	$0.40	$(3.72)	$0.59	$(3.49)

Weighted average shares outstanding (millions)	576.4	576.2	576.3	576.2

Shares outstanding at end of period (millions)	576.4	576.2	576.4	576.2
42     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Profit (loss) for the period	$229	$(2,155)	$336	$(2,015)

Other comprehensive income (loss) for the period
Items that may be reclassified to profit
Currency translation differences (net of taxes of $14, $69, $(48) and $145)	11	73	(50)	170
Change in fair value of available-for-sale financial instruments (net of taxes of $nil, $nil, $(2) and $(2))	2	(2)	18	5
Cash flow hedges (net of taxes of $nil, $nil, $nil and $(1))	-	-	-	4
Share of other comprehensive income of associates and joint ventures	-	2	-	2
	13	73	(32)	181
Items that will not be reclassified to profit
Remeasurements of retirement benefit plans (net of taxes of $(8), $11, $36, and $(7))	23	(25)	(72)	9
Total other comprehensive income (loss) for the period	36	48	(104)	190
Total comprehensive income (loss) for the period	$265	$(2,107)	$232	$(1,825)

Total other comprehensive income (loss) attributable to:
Shareholders of the company	$35	$43	$(102)	$178
Non-controlling interests	1	5	(2)	12
	$36	$48	$(104)	$190

Total comprehensive income (loss) attributable to:
Shareholders of the company	$269	$(2,103)	$241	$(1,837)
Non-controlling interests	(4)	(4)	(9)	12
	$265	$(2,107)	$232	$(1,825)
43     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Operating activities
Profit (loss) for the period	$229	$(2,155)	$336	$(2,015)
Depreciation and amortization	365	331	998	1,033
Provision for (recovery of) income taxes	119	(767)	192	(614)
Asset impairments	26	2,895	26	2,895
Gain on sale of investments and assets	(6)	(4)	(85)	(45)
Foreign exchange losses (gains)	19	35	(63)	56
Gain on debt repurchase	(49)	-	(22)	-
Gain on debt prepayment options	(98)	-	(98)	-
Finance expense	89	79	269	236
Income taxes paid	(4)	(86)	(91)	(230)
Other	110	(27)	188	3
Net change in non-cash working capital items	54	259	(84)	(50)
	854	560	1,566	1,269
Investing activities
Purchase of property, plant and equipment	(376)	(349)	(999)	(1,049)
Capitalized production stripping costs	(88)	(146)	(369)	(487)
Expenditures on financial investments and other assets	(48)	(15)	(95)	(69)
Proceeds from the sale of investments and other assets	54	327	160	391
	(458)	(183)	(1,303)	(1,214)
Financing activities
Issuance of debt	-	-	1,567	28
Repayment of debt	(394)	(13)	(2,024)	(70)
Debt interest and finance charges paid	(175)	(188)	(458)	(409)
Dividends paid	-	(86)	(29)	(345)
Distributions to non-controlling interests	(4)	(21)	(6)	(26)
	(573)	(308)	(950)	(822)

Effect of exchange rate changes on cash and cash equivalents	19	91	(87)	225
Decrease (increase) in cash and cash equivalents	(158)	160	(774)	(542)

Cash and cash equivalents at beginning of period	1,271	1,327	1,887	2,029
Cash and cash equivalents at end of period	$1,113	$1,487	$1,113	$1,487
44     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Consolidated Balance Sheets
(Unaudited)

	September 30,	December 31,
(CAD$ in millions)	2016	2015

ASSETS

Current assets
Cash and cash equivalents	$1,113	$1,887
Current income taxes receivable	92	183
Trade accounts receivable	1,025	1,115
Inventories	1,659	1,620
	3,889	4,805

Financial and other assets	986	936
Investments in associates and joint ventures	981	939
Property, plant and equipment (Note 5)	27,385	26,791
Deferred income tax assets	107	90
Goodwill	1,104	1,127
	$34,452	$34,688

LIABILITIES AND EQUITY

Current liabilities
Trade accounts payable and other liabilities	$1,583	$1,673
Current income taxes payable	108	25
Debt (Note 6)	162	28
	1,853	1,726

Debt (Note 6)	8,542	9,606
Deferred income tax liabilities	4,716	4,828
Deferred consideration	715	785
Retirement benefit liabilities	718	591
Other liabilities and provisions	1,096	515
	17,640	18,051
Equity
Attributable to shareholders of the company	16,649	16,407
Attributable to non-controlling interests	163	230
	16,812	16,637
	$34,452	$34,688

45     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Consolidated Statements of Changes in Equity
(Unaudited)

	Nine months ended September 30,
(CAD$ in millions)	2016	2015

Class A common shares	$7	$7

Class B subordinate voting shares
Beginning of period	6,627	6,502
Issued on exercise of options	1	-
Reversal of tax provision	-	124
End of period	6,628	6,626

Retained earnings
Beginning of period	9,174	11,723
Profit (loss) for the period attributable to shareholders of the company	343	(2,015)
Dividends declared	(29)	(86)
Gain on purchase of non-controlling interest	13	-
Remeasurements of retirement benefit plans	(72)	9
End of period	9,429	9,631

Contributed surplus
Beginning of period	173	149
Share option compensation expense	16	18
End of period	189	167

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 7b))
Beginning of period	426	225
Other comprehensive income (loss)	(102)	178
Less remeasurements of retirement benefit plans recorded in retained earnings	72	(9)
End of period	396	394

Non-controlling interests
Beginning of period	230	230
Profit (loss) for the period attributable to non-controlling interests	(7)	-
Other comprehensive income (loss) attributable to non-controlling interests	(2)	12
Purchase of non-controlling interest	(46)	-
Other	(6)	18
Dividends or distributions	(6)	(26)
End of period	163	234
Total equity	$16,812	$17,059

46     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

1.	BASIS OF PREPARATION

We prepare our annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (IAS 34).
These condensed interim consolidated financial statements follow the same accounting policies and methods of application as our most recent annual financial statements. Accordingly, they should be read in conjunction with our most recent annual financial statements. The Audit Committee of the Board of Directors authorized these financial statements for issue on October 26, 2016.

2.	OTHER OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Settlement pricing adjustments	$37	$(141)	$63	$(217)
Share-based compensation (Note 7(a))	(57)	5	(126)	(7)
Environmental and care and maintenance costs	(44)	(15)	(84)	(14)
Social responsibility and donations	-	(2)	(20)	(6)
Gain on sale of assets	3	-	53	36
Commodity derivatives	2	5	66	(7)
Other	(22)	(26)	(51)	(47)
	$(81)	$(174)	$(99)	$(262)

3.	FINANCE EXPENSE

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Debt interest	$131	$115	$358	$331
Letters of credit and standby fees	16	1	39	8
Net interest expense on retirement benefit plans	3	4	9	10
Accretion on decommissioning and restoration provisions	14	14	39	45
Other	-	4	12	8
	164	138	457	402
Less capitalized borrowing costs	(75)	(59)	(188)	(166)
	$89	$79	$269	$236

47     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

4.	NON-OPERATING INCOME (EXPENSE)

	Three months ended September 30,		Nine months ended September 30,
(CAD$ in millions)	2016	2015	2016	2015

Foreign exchange gains (losses)	$(19)	$(35)	$63	$(56)
Provision for marketable securities	-	(13)	(1)	(20)
Gain on debt prepayment options (Note 6(b))	98	-	98	-
Gain on sale of investments	3	4	32	8
Gain on debt repurchase (Note 6(a) and (b))	49	-	22	-
	$131	$(44)	$214	$(68)

5.	ASSET IMPAIRMENTS

During the three and nine months ended September 30, 2016, we recorded an impairment of non-core assets of $26 million.

In light of economic conditions in the third quarter of 2015, we recorded asset impairments in our copper, zinc, steelmaking coal and energy business units totaling $2.895 billion. The impairment considered a market participant range of key inputs in determining the recoverable amounts of the assets on a fair value less costs of disposal basis. In the fourth quarter of 2015, market conditions continued to deteriorate and market prices were amended further in our copper and energy business units. Additional impairments totaling $736 million were recorded in these business units and in our steelmaking coal business unit relating to certain mine plan changes in the fourth quarter of 2015. For the year ended December 31, 2015, we recorded asset impairment charges of $3.631 billion across all of our business units.

48     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT

(CAD$ in millions)	September 30, 2016		December 31, 2015

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

3.15% notes due January 2017 (US$34 million) (b)	$44	$45	$415	$380
3.85% notes due August 2017 (US$16 million) (b)	21	21	413	354
2.5% notes due February 2018 (US$22 million) (b)	29	30	689	534
3.0% notes due March 2019 (US$278 million) (b)	363	363	689	431
4.5% notes due January 2021 (US$500 million)	652	651	688	364
8.0% notes due June 2021 (US$650 million) (b)	845	935	-	-
4.75% notes due January 2022 (US$700 million)	913	899	964	474
3.75% notes due February 2023 (US$750 million) (a)	974	909	1,026	496
8.5% notes due June 2024 (US$600 million) (b)	787	903	-	-
6.125% notes due October 2035 (US$663 million) (a)	854	825	952	440
6.0% notes due August 2040 (US$518 million) (a)	676	635	895	386
6.25% notes due July 2041 (US$910 million) (a)	1,181	1,143	1,368	623
5.2% notes due March 2042 (US$475 million) (a)	615	540	682	300
5.4% notes due February 2043 (US$450 million) (a)	584	516	684	340
Antamina term loan due April 2020	30	30	31	31
Other	136	136	138	138
	8,704	8,581	9,634	5,291
Less current portion of long-term debt	(162)	(153)	(28)	(28)
	$8,542	$8,428	$9,606	$5,263

The fair values of debt are determined using market values, if available, and discounted cash flows based on our cost of borrowing where market values are not available. The latter are considered Level 2 fair value measurements with significant other observable inputs on the fair value hierarchy (Note 11). The fair values of debt increased due to a reduction in our credit spread and a reduction in risk-free interest rates, partially offset by a strengthening Canadian dollar.

49     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

a)	Note Purchases

In September and October 2016, we purchased US$759 million aggregate principal amount of our outstanding notes through private and open market purchases. Of the US$759 million, US$334 million settled in the third quarter and the remainder settled in October 2016. The US$759 million of purchased notes are comprised of US$80 million of 3.75% notes due 2023, US$91 million of 6.125% notes due 2035, US$159 million of 6.00% notes due 2040, US$205 million of 6.25% notes due 2041, US$101 million of 5.20% notes due 2042 and US$123 million of 5.40% notes due 2043. The total cost of the purchases was US$693 million. We recorded a pre-tax accounting gain of $49 million (after-tax $43 million) in non-operating income (expense) (Note 4) in the three months ended September 30, 2016. We expect to record a pre-tax gain of $27 million (after-tax $24 million) in the fourth quarter of 2016 on purchases that settled in October 2016.

A total of US$66 million of notes were purchased in September 2016, but settled subsequent to September 30, 2016. These notes have been reclassified to current liabilities on our consolidated balance sheet and consist of US$7 million of 6.00% notes due 2040 and US$59 million of 5.40% notes due 2043.

All private and open market purchases of our outstanding notes during the third quarter and subsequent to September 30, 2016 were funded from cash on hand.

b)	Notes Issued and Cash Tender Offers

In June 2016, we issued US$650 million of senior unsecured notes due June 2021 (2021 notes) and US$600 million of senior unsecured notes due June 2024 (2024 notes). The 2021 notes have a coupon of 8.00% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.22%. These notes were issued at par value and are callable on or after June 1, 2018 at pre-defined prices based on the date of redemption. Prior to June 1, 2018, the 2021 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest and a make-whole call premium. The 2024 notes have a coupon of 8.50% per annum and an effective interest rate, after taking into account issuance costs and the prepayment option value, of 8.49%. These notes were issued at par value and are callable on or after June 1, 2019 at predefined prices based on the date of redemption. Prior to June 1, 2019, the 2024 notes can be redeemed, in whole or in part, at a redemption price equal to the principal amount plus accrued interest and a make-whole call premium. Our obligations under these notes are guaranteed on a senior unsecured basis by Teck Metals Ltd. (TML), Teck Coal Partnership, Teck Financial Corporation Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck. The 2016 indenture limits the aggregate amount of additional indebtedness for borrowed money the subsidiary guarantors may guarantee or otherwise incur to 10% of consolidated net tangible assets, subject to certain specified exceptions.

Net proceeds from these issuances, after underwriting and issuance costs, were US$1.227 billion. We used these proceeds and cash on hand to purchase US$1.25 billion aggregate principal amount of our outstanding notes pursuant to cash tender offers. The purchased notes comprise US$266 million of 3.15% notes due 2017, US$284 million of 3.85% notes due 2017, US$478 million of 2.50% notes due 2018 and US$222 million of 3.00% notes due 2019. The total cost of the purchases, including the premium for the purchase, was US$1.267 billion. We recorded a pre-tax accounting charge of $27 million (after-tax $23 million) in non-operating income (expense) (Note 4) in the second quarter.

50     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

The 2021 notes and 2024 notes include prepayment options that are considered to be embedded derivatives. At September 30, 2016, these prepayment options are recorded as other assets on the balance sheet at fair values of $48 million and $72 million for the 2021 and 2024 notes, respectively, based on current market interest rates for similar instruments and our credit spread. For the three and nine months ended September 30, 2016, the value of the prepayment options increased by $98 million, which has been recorded as a gain in non-operating income (expense) (Note 4).

c)	Revolving Facilities

At September 30, 2016, we had two committed revolving credit facilities in the amounts of US$3.0 billion and US$1.2 billion, respectively. The US$3.0 billion facility is available until July 2020, includes a letter of credit sub-limit of US$1.0 billion and is undrawn at September 30, 2016. The US$1.2 billion facility was amended in the second quarter of 2016 as described below and can be fully drawn for cash or letters of credit, and has an aggregate of US$975 million in outstanding letters of credit at September 30, 2016.

In June 2016, we made certain amendments to the terms of our US$1.2 billion credit facility, including an extension of the maturity date from June 2017 to June 2019.  Lenders holding aggregate commitments of US$200 million declined to extend and as such the size of the facility will reduce to US$1 billion in June 2017. As part of the extension, Teck agreed to provide subsidiary guarantees for the benefit of the credit facility and as a result our obligations under this agreement are guaranteed on a senior unsecured basis by TML, Teck Coal Partnership, Teck Financial Corporation Ltd., TCL U.S. Holdings Ltd., Teck Alaska Incorporated and Teck Highland Valley Copper Partnership, each a wholly owned subsidiary of Teck. The amended credit facility contains covenants in addition to those contained in the original facility, including restrictions on new liens and guaranteed indebtedness.

The amendments limit the amount of secured debt and guaranteed debt that Teck may issue. The maximum amount of secured debt that Teck and the guarantor subsidiaries may incur without securing the credit facility is equal to 4% of Teck's consolidated net tangible assets, or US$1 billion, whichever is greater. The maximum amount of debt (including secured debt) guaranteed or incurred by the guarantor subsidiaries and other material subsidiaries (not including subsidiaries organized in Chile) is equal to 9% of Teck’s consolidated net tangible assets, or US$2.25 billion, whichever is greater. There are specific exemptions to each of the restrictions. Teck is also subject to covenants regarding asset sales and future subsidiary guarantors. Teck has provided the same subsidiary guarantees noted above to our obligations under the US$3.0 billion credit facility maturing July 2020, our uncommitted credit facilities and certain hedging lines. At September 30, 2016, Teck’s consolidated net tangible assets were $31 billion (US$24 billion).

Any amounts drawn under the committed revolving credit facilities can be repaid at any time and are due in full at maturity. Amounts outstanding under the US$3.0 billion facility bear interest at LIBOR plus an applicable margin based on our credit ratings, which is 225 basis points when our credit ratings are below investment grade. Amounts outstanding under the US$1.2 billion facility bear interest at LIBOR plus an applicable margin based on our leverage. Based on our September 30, 2016 leverage ratio, the applicable margin is 325 basis points. Both facilities require that our total debt-to-capitalization ratio not exceed 0.5 to 1.0. As at September 30, 2016, our ratio was 0.34.

As a result of the loss of our investment grade ratings, we have been required to deliver letters of credit to satisfy financial security requirements under power purchase contracts at Quebrada Blanca and transportation, tank storage and pipeline capacity agreements for our interest in Fort Hills. At September 30, 2016, we had an aggregate of US$837 million in outstanding letters of credit for these contracts, of which US$672 relates to the Quebrada Blanca power purchase contracts. These letters of credit will be terminated if and when we regain investment grade ratings or reduced if and when certain project milestones are reached.

51     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

6.	DEBT, continued

We also maintain uncommitted bilateral credit facilities primarily for the issuance of letters of credit to support our future reclamation obligations. As at September 30, 2016, these facilities totalled $1.62 billion and outstanding letters of credit issued thereunder were $1.53 billion. These facilities are typically renewed on an annual basis. From time to time, at our election, we may reduce the fees paid to banks issuing letters of credit by making short-term deposits of excess cash with those banks. The deposits earn a market rate of interest and are generally refundable on demand. At September 30, 2016, we had $490 million (2015 – $732 million) of such deposits.

7.	EQUITY

a)	Share-Based Compensation

During the first three quarters of 2016, we granted 8,945,695 Class B subordinate voting share options to employees. These options have a weighted average exercise price of $5.48, a term of 10 years and vest in equal amounts over three years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $1.81 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4 years, a risk-free interest rate of 0.72%, a dividend yield of 1.85% and an expected volatility of 46%.

During the first three quarters of 2016, we issued 4,887,104 deferred, restricted and performance share units to employees and directors. Deferred, restricted and performance share units issued vest immediately for directors and vest in three years for employees. Furthermore, the performance share units have a performance vesting criterion that may increase or decrease the number of units ultimately vested. The total number of deferred, restricted and performance share units outstanding at September 30, 2016 was 8,335,862.

A share-based compensation expense of $57 million (2015 - $5 million compensation recovery) and $126 million (2015 - $7 million) was recorded for the three and nine months ended September 30, 2016, respectively, in respect of all outstanding share options and units.
b)	Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are:

	September 30,	September 30,
(CAD$ in millions)	2016	2015

Currency translation differences	$387	$405
Unrealized gain on available-for-sale financial instruments (net of tax of $(4) and $(1))	29	9
Share of other comprehensive income of associates and joint ventures	3	2
	$419	$416

Accumulated other comprehensive income attributable to:
Shareholders of the company	$396	$394
Non-controlling interests	23	22
	$419	$416

52     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments — steelmaking coal, copper, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out on terms that arm’s-length parties would use. Total assets does not include intra-group receivables between segments. Deferred tax assets and liabilities have been allocated amongst segments.

	Three months ended September 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$868	$471	$1,090	$-	$-	$2,429
Less: Inter-segment revenues	-	-	(124)	-	-	(124)
Revenues	868	471	966	-	-	2,305
Cost of sales	(726)	(454)	(673)	-	-	(1,853)
Gross profit	142	17	293	-	-	452
Asset impairments	-	-	-	(26)	-	(26)
Other operating income (expense)	(9)	1	16	(2)	(129)	(123)
Profit (loss) from operations	133	18	309	(28)	(129)	303

Net finance expense	(4)	(9)	(7)	(1)	(65)	(86)
Non-operating income (expense)	3	(1)	1	-	128	131
Share of income of associates and joint ventures	-	-	-	-	-	-
Profit (loss) before taxes	132	8	303	(29)	(66)	348
Capital expenditures	$68	$80	$55	$257	$4	$464

53     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Three months ended September 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$719	$576	$886	$1	$-	$2,182
Less: Inter-segment revenues	-	-	(81)	-	-	(81)
Revenues	719	576	805	1	-	2,101
Cost of sales	(692)	(494)	(574)	(2)	-	(1,762)
Gross profit (loss)	27	82	231	(1)	-	339
Asset impairments	(1,987)	(413)	(31)	(464)	-	(2,895)
Other operating income (expenses)	(14)	(112)	(24)	(1)	(95)	(246)
Profit (loss) from operations	(1,974)	(443)	176	(466)	(95)	(2,802)

Net finance expense	(5)	(4)	(7)	-	(60)	(76)
Non-operating income (expense)	12	(5)	13	-	(64)	(44)
Profit (loss) before tax	(1,967)	(452)	182	(466)	(219)	(2,922)
Capital expenditures	$105	$120	$45	$223	$2	$495

	Nine months ended September 30, 2016
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$2,211	$1,467	$2,352	$1	$-	$6,031
Less: Inter-segment revenues	-	-	(288)	-	-	(288)

Revenues	2,211	1,467	2,064	1	-	5,743
Cost of sales	(2,010)	(1,329)	(1,582)	(3)	-	(4,924)
Gross profit (loss)	201	138	482	(2)	-	819
Asset impairments	-	-	-	(26)	-	(26)
Other operating income (expense)	(46)	41	8	1	(230)	(226)
Profit (loss) from operations	155	179	490	(27)	(230)	567

Net finance expense	(14)	(22)	(19)	(2)	(199)	(256)
Non-operating income (expense)	(1)	(3)	(8)	-	226	214
Share of income of associates and joint ventures	-	2	-	-	1	3
Profit (loss) before taxes	140	156	463	(29)	(202)	528
Capital expenditures	258	236	156	713	5	1,368
Goodwill	702	402	-	-	-	1,104
Total assets	14,494	9,340	3,741	4,095	2,782	34,452
Net assets	$9,758	$5,877	$2,615	$3,673	$(5,111)	$16,812

54     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

8.	SEGMENTED INFORMATION, continued

	Nine months ended September 30, 2015
(CAD$ in millions)	Steelmaking Coal	Copper	Zinc	Energy	Corporate	Total

Segment revenues	$2,348	$1,803	$2,224	$3	$-	$6,378
Less: Inter-segment revenues	-	-	(254)	-	-	(254)
Revenues	2,348	1,803	1,970	3	-	6,124
Cost of sales	(2,177)	(1,453)	(1,491)	(5)	-	(5,126)
Gross profit (loss)	171	350	479	(2)	-	998
Asset impairments	(1,987)	(413)	(31)	(464)	-	(2,895)
Other operating income (expenses)	(33)	(200)	(17)	(6)	(175)	(431)
Profit (loss) from operations	(1,849)	(263)	431	(472)	(175)	(2,328)

Net finance expense	(20)	(11)	(24)	-	(177)	(232)
Non-operating income (expense)	32	(6)	34	-	(128)	(68)
Share of losses of associates and joint ventures	-	-	-	-	(1)	(1)
Profit (loss) before tax	(1,837)	(280)	441	(472)	(481)	(2,629)
Capital expenditures	362	364	118	689	3	1,536
Goodwill	702	409	-	-	-	1,111
Total assets	14,795	10,432	3,496	3,616	2,315	34,654
Net assets	$10,163	$7,730	$2,643	$3,071	$(6,548)	$17,059

55     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

9.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at September 30, 2016, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

Teck American Inc. (TAI) continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (EPA) to conduct a remedial investigation on the Upper Columbia River in Washington State. Residential soil testing within the study site has identified certain properties where remediation is required. TAI and EPA reached an agreement regarding the remediation to be undertaken in 2015, which has been completed, and additional sampling is under way.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues. In September 2012, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In December 2012, the Court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgment that TML is liable under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) for response costs, the amount of which will be determined in phases of the case. A hearing with respect to the claims of the Tribal plaintiffs in respect of approximately $9 million of past response costs was held in December. In August the trial court judge ruled in favour of the plaintiffs and the decision is under appeal.

In October 2013, the Confederated Tribes of the Colville Reservation filed an omnibus motion with the District Court seeking an order stating that they are permitted to seek recovery from TML for environmental response costs, and in a subsequent proceeding, natural resource damages and assessment costs, arising from the alleged deposition of hazardous substances in the United States from aerial emissions from TML's Trail Operations. Prior allegations by the Tribes related solely to solid and liquid materials discharged to the Columbia River. The motion did not state the amount of response costs allegedly attributable to aerial emissions, nor did it attempt to define the extent of natural resource damages, if any, attributable to past smelter operations. In December 2013, the District Court ruled in favour of the plaintiffs, who have subsequently filed amended pleadings in relation to air emissions. The Court dismissed a motion to strike the air claims on the basis that CERCLA does not apply to air emissions in the manner proposed by the plaintiffs, and a subsequent TML motion seeking reconsideration of the dismissal. On July 27, 2016 the Ninth Circuit unanimously ruled in favour of TML on its appeal of the District Court decision. Plaintiffs sought en banc review of the decision in the Ninth Circuit, which was denied in October.

A hearing with respect to liability in connection with air emissions, if that claim survives, and past response costs has been deferred in light of the interlocutory appeals, and a subsequent hearing with respect to claims for natural resource damages and assessment costs is expected to follow, assuming the remedial investigation and feasibility study being undertaken by TAI are completed, which is now expected to occur in 2017.

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of any additional remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation other than some residential soil removal should be undertaken. If other remediation is required and damage to resources found, the cost of that remediation may be material.

56     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

10.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter resulting in the last two quarters of the year having higher profits and cash flows as finished inventories are sold.

11.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 – Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Cash equivalents and marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 – Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments and embedded derivatives are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 – Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

57     Teck Resources Limited 2016 Third Quarter News Release

Teck Resources Limited
Notes to Consolidated Financial Statements
(Unaudited)

11.	FAIR VALUE MEASUREMENTS, continued

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at September 30, 2016 and December 31, 2015 are summarized in the following table:

(CAD$ in millions)	September 30, 2016				December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Cash equivalents	$927	$-	$-	$927	$1,640	$-	$-	$1,640
Marketable equity securities	98	-	-	98	101	-	-	101
Debt securities	66	-	11	77	97	-	12	109
Settlements receivable	-	873	-	873	-	684	-	684
Derivative instruments and embedded derivatives	-	153	-	153	-	9	-	9
	$1,091	$1,026	$11	$2,128	$1,838	$693	$12	$2,543

Financial liabilities
Derivative instruments and embedded derivatives	$-	$13	$-	$13	$-	$16	$-	$16
Settlements payable	-	63	-	63	-	25	-	25
	$-	$76	$-	$76	$-	$41	$-	$41

As at September 30, 2016, we measured certain non-core assets at their recoverable amounts using a fair value less costs of disposal basis, which is classified as a Level 3 measurement.

As at December 31, 2015, we measured certain non-financial assets at their recoverable amounts using a fair value less costs of disposal basis, which is classified as a Level 3 measurement.

58     Teck Resources Limited 2016 Third Quarter News Release